SONS OF GWALIA LTD
ABN 46 008 994 287


02 JAN 31 AM 8:30
GWALIA

FILE NBR 82-1039

PKL:KS:01481
19 October 2001


02002822

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

SUPPL

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Sons of Gwalia Ltd Quarterly Report for three months ended 30 September 2001
- Media Release issued in conjunction with the above.

Yours faithfully

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

PETER LALOR
EXECUTIVE CHAIRMAN

cc: Jo Ann R Ward
Citibank NA
NEW YORK

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD

REPORT ON ACTIVITIES
For The Quarter Ended 30 September 2001

HIGHLIGHTS

GOLD

- Gold production of 88,550 fine ounces for the quarter.
- Gwalia now holds 99% of PacMin.
- PacMin takeover bid moves to compulsory acquisition.
- The PacMin acquisition will result in an enhanced gold division, with dominant positions in three key gold producing regions and a long term production base of +600,000 ounces per annum.

ADVANCED MINERALS

- Quarterly tantalum production of 423,135 lbs on target for annual sales forecast.
- Quarterly tantalum sales of 386,235 lbs in line with sales contracts.
- Tantalum expansion programmes at Greenbushes and Wodgina are proceeding on budget and on schedule for commissioning in March 2002 quarter.

SOUTHERN CROSS REGION GOLD DEVELOPMENT

- Operations rationalisation programme proceeding on schedule.
- Encouraging results and good potential for increased reserves and resources in the Southern Cross Region.

LAVERTON REGION GOLD EXPLORATION

- RAB drilling suggests potential for additional mineralisation in the immediate vicinity of Safari Bore.
- Further encouraging drilling results at Deep South Prospect. A resource estimate will be calculated next quarter.

MINERAL SANDS EXPLORATION

- Four new strandlines identified at Ouyen, 35 kms from Wemen Mine.

EXECUTIVE CHAIRMAN'S COMMENTS

OVERVIEW

The operating results of both the Gold and Advanced Minerals Divisions for the quarter were in line with expectations.

The Company's takeover bid for PacMin Mining Corporation Ltd. closed on 15 October 2001. At that date, the Company held 99% of the issued capital of PacMin and has moved to compulsory acquisition.

The PacMin acquisition will significantly enhance the Company's Gold Division, consolidate the Company's already dominant position in three gold producing regions and establish a sustainable production base of approximately 600,000 ounces per annum.

ADVANCED MINERALS

Tantalum production for the quarter was excellent and tantalum sales were in line with the Company's take or pay contracts for the quarter. The Company anticipates delivering tantalum for the rest of the year in accordance with the previously announced sales figure of approximately 2.0 million lbs.

The expansion programmes at the Greenbushes and Wodgina Mines are on budget and on schedule for commissioning in the March 2002 quarter.

There was further encouragement from mineral sands exploration with four new strand lines identified close to the Wemen Mine.

FINANCIALS

As the acquisition of PacMin is now substantially complete, the Company will move to restructuring its Balance Sheet taking into account Bank debt incurred and the Acquisition Finance Facility provided by J P Morgan. These amounts will be re-financed by the Company on a medium and long term basis consistent with the Company's existing lending facilities.

Peter Lalor
17 October 2001


GWALIA

GOLD OVERVIEW

PRODUCTION

Gold production for the June quarter totalled **88,550 fine ounces,** in line with annual production expectations. Gold was produced at an average cash cost of **$398 per ounce** and sold at **$623 per ounce**. This returned a cash margin of **$225 per ounce**.

SONS OF GWALIA EQUITY GOLD PRODUCTION								
Operation	Tonnes Milled	Head Grade (g/t)	Production ounces	Cash Cost/oz	Total Cost/oz	YTD Production	YTD Cash Cost/oz	YTD Total Cost/oz
Leonora Region								
Underground	88,440	4.45	12,304			12,304		
Forrest	33,419	5.06	5,320			5,320		
Anchor	6,294	18.39	3,409			3,409		
Kailis	54,195	6.04	10,473			10,473		
Other sources	244,212	1.04	7,858			7,858		
LEONORA REGION	**426,560**	**2.9**	**39,364**	**382**	**495**	**39,364**	**382**	**495**
Southern Cross Region								
Marvel Loch Open Pit	155,190	2.10	9,605			9,605		
Yilgarn Star Underground	94,823	5.51	15,397			15,397		
Golden Pig	80,449	5.69	13,454			13,454		
Great Victoria Underground	95,037	3.13	8,767			8,767		
Other sources	49,186	1.35	1,963			1,963		
SOUTHERN CROSS REGION	**474,685**	**3.22**	**49,186**	**411**	**515**	**49,186**	**411**	**515**
TOTAL GOLD PRODUCTION	**901,245**		**88,550**	**398**	**506**	**88,550**	**398**	**506**

NOTE:

(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

GOLD STRATEGY

Gold is a core business for Gwalia. The Company's long established strategy to maximise capital efficiency and shareholder returns from its gold division has been to:

- dominate an identified prospective gold belt, in terms of both ground position and production capability;
- rationalise infrastructure and centralise production through a single large and efficient treatment facility; and
- focus exploration expertise and expenditure across a gold belt to identify new deposits.

The acquisition of PacMin Mining Corporation ("PacMin") is consistent with this long established strategy.

PacMin

On 23 August 2001, the Company launched a takeover offer for PacMin of 5 Sons of Gwalia shares for every 28 PacMin shares. At the date of this report, the Company had acquired 99% of the issued capital of PacMin.

The acquisition will be immediately earnings per share positive for Sons of Gwalia and creates a significant gold division in the Australian gold industry context. The acquisition complements the Company's long established strategy of consolidating regional ground positions and gold production infrastructure and gives the Company a dominant position in three of Australia's key gold producing regions, Leonora, Laverton and Southern Cross, with significant, long life, reserves and resources.

PacMin's major asset, the Tarmoola Gold Mine, is located 30 kilometres north of the Sons of Gwalia Mine and is expected to produce a life of mine average in excess of 150,000 ounces of gold per annum.

PacMin also owns and operates the Carosue Dam Gold Mine, 70 kilometres south of Gwalia's Safari Bore Project in the South Laverton Region. Carosue is expected to produce a life of mine average of 120,000 ounces of gold.

Synergies

The acquisition of Tarmoola and Carosue Dam is expected to lead to significant operating, financial and exploration synergies. Once the acquisition is finalised, the Company will conduct a complete review of the mining, treatment and exploration plans for the combined operations in each region. This review will form the basis of the Company's optimisation programmes and future development strategies for the consolidated gold division.

LEONORA REGION

Sons of Gwalia Mine

At the Sons of Gwalia Mine, production for the quarter was **39,364 fine ounces** at a cash cost of **$382 per ounce**.

Production from Gwalia Underground improved to an annualised rate of 350,000 tpa, a further improvement on last quarter. Main Lode ore accounted for 23% of production as access to stoping blocks was established. Although ground conditions were difficult again this quarter, steady progress is being achieved with a specialised drilling technique significantly increasing productivity in the South Gwalia Series. Underground grade reconciliation continued its positive trend, at 13% above estimated mining grade. Decline development recommenced during the quarter and advanced to the next primary extraction level.

Mining of the Forrest pit was successfully completed during the quarter. Grade reconciliation was 16% above estimated mining grade due to the nuggety nature of the alluvial deposit.

The rise in cash costs is largely attributable to the fact that treatment of the high grade ores from Red October and Kailis has been completed. Treatment of Jasper Flat medium grade stockpile commenced.

SOUTHERN CROSS REGION

Gold production for the quarter, from the Southern Cross Region was **49,186 fine ounces** at a cash cost of **$411 per ounce**, a 5% reduction compared to the previous quarter.

All primary construction work and associated plant tie-ins at the Marvel Loch treatment plant were completed during the quarter, consequently, the total tonnes processed were reduced. The steady ramp up has commenced and full throughput rates of 2.6 Mtpa will be achieved by the end of the December quarter. The remaining optimisation projects are proceeding to plan and the full benefits of plant rationalisation will be realised in the second half of the financial year.

Dewatering of the Cornishman open pit commenced in preparation for the next stage of mining in the second half of the financial year.

GOLD DIVISION – DEVELOPMENT & EXPLORATION

LEONORA REGION – DEVELOPMENT


TARMOOLA
SONS OF GWALIA
Leonora
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Perth
WESTERN AUSTRALIA
SGW Tenements
Newly Acquired Tenements
Greenstone Belt
Resource Size
>3.00 Moz
2.00 - 2.99 Moz
1.00 - 1.99 Moz
0.30 - 0.99 Moz
<0.30 Moz



Gwalia Underground

At Main Lode, an infill diamond drilling programme, below current stoping levels, commenced in the latter part of the quarter. The programme is designed to provide improved data for ore definition and mining planning processes over the next 12 months. Approximately 6,700 metres of drilling is planned for the December quarter.

Gwalia Deeps

After evaluation of the Gwalia Deeps Pre-Feasibility Study and the findings of an independent review of that study, development of Gwalia Deeps would most likely proceed as a shaft development, with long hole open stoping utilised as the primary ore extraction method. The first phase of development would include sinking an exploration shaft that would be used to establish close proximity drill sites to define the reserve and provide final detail for ore extraction and optimisation. The study confirmed the potential to establish a 150,000 ounces per annum operation, with cash costs below A$300 per ounce, for at least 10 years.

Once the acquisition of PacMin is finalised, a complete review of the combined Leonora operations will be undertaken and will form the basis of an optimisation plan for the Region. Pending the results of this review, a decision on the timing of the development of Gwalia Deeps has been deferred.

LAVERTON REGION – EXPLORATION


N
60
Laverton
Jasper Hills
RED OCTOBER
Butcher Well
Safari
CAROSUE DAM
Perth
WESTERN AUSTRALIA
SGW Tenements
Newly Acquired Tenements
Greenstone Belt
Resource Size
>3.00 Moz
2.00 - 2.99 Moz
1.00 - 1.99 Moz
0.30 - 0.99 Moz
<0.30 Moz

Safari Bore Prospect

Drilling continued during the quarter at the Safari Bore Prospect, which contains a previously reported **Inferred Resource of 3 million tonnes at 2.9g/t gold for 280,000 ounces**, 70km north of the Carosue Dam gold mine. Drilling targeted the immediate strike and down-dip extensions to the known gold mineralisation, as well as a recently identified lode to the east of the resource. Results are pending.

A rotary air-blast drilling programme to test targets in the vicinity of Safari Bore returned encouraging results from areas up to 300 metres to the east and 1.5 kilometres along strike, to the south of the deposit. Results included:

Interval (m)	Grade (g/t Au)	Depth (m)
8.0	1.05	15*
3.0	6.34	3
12.0	1.74	3
3.0	2.92	18
7.0	1.06	33*
5.0	1.28	45*

(*end-of-hole intersection)

The results indicate potential for further zones of mineralisation in the vicinity of Safari Bore.

Deep South Prospect

Drilling at the Deep South Prospect, 5 kilometres east of Safari Bore, has defined a zone of gold mineralisation over a strike length of 450 metres, beneath 10 metres of transported cover. Mineralisation occurs in two adjacent lodes, characterised by quartz-carbonate-sulphide veining. Results from reverse circulation and diamond drilling included:

Interval (m)	Grade (g/t Au)	Depth (m)
6.0	4.69	26
8.0	5.46	19
5.0	4.76	36
5.0	7.43	75
5.0	4.28	50
7.0	3.31	101
10.0	3.56	82

Further drilling is planned to test a down-plunge electro-magnetic geophysical anomaly. A resource estimate will be undertaken once this drilling has been completed.

Laverton Development Strategy

The development strategy for the Laverton Region is now being assessed in conjunction with the strategic review of the newly acquired Carosue project and satellites such as Safari Bore, Old Plough Dam and the Deep South prospect. The strategic infrastructure acquired with the takeover of PacMin, provides the opportunity to improve the economic potential of the region and is a benefit of the consolidation of the PacMin and Sons of Gwalia resource and ground positions.

SOUTHERN CROSS REGION – DEVELOPMENT

Marvel Loch Mine

Drilling results from beneath the final open pit design in the Centre pit, continue to confirm the down dip continuity of the ore zones. Significant drill intercepts at a depth of between 180 metres and 400 metres include:

Interval (m)	Grade (g/t Au)
4.0	8.65
13.0	4.18
3.0	7.57
3.7	10.47
2.0	7.32
1.7	4.96

A pre-feasibility study for the proposed Marvel Loch North underground mine has been completed and is currently under internal review. The pre-feasibility study indicates significant potential for combining underground operations beneath the North and Centre pits. Further drilling and studies will continue with the objective of commencing underground operations in calendar 2002.

Golden Pig Mine

Drilling from underground in the northern end of the mine, continued to test the high grade extensions of known reserves and resources. Significant intercepts between 150 metres and 200 metres below surface include:

Interval (m)	Grade (g/t Au)
3.7	17.8
4.7	18.2
2.7	26.1
2.6	25.4
5.1	17.4
2.2	18.0
1.8	23.7
4.2	27.6


GWALIA

In addition, reserve definition drilling commenced at the southern end of the mine. Significant intercepts, from 150 metres and 200 metres below surface include:

Interval (m)	Grade (g/t Au)
4.5	34.4
3.2	22.1
2.8	20.7

The results confirm the continuing potential of this profitable operation.

Cornishman

Drilling to complete the geological model of the ore zone both along strike and at depth. Significant results from 60 metres and 100 metres below surface include:

Interval (m)	Grade (g/t Au)
12.0	34.62
4.0	37.59
4.0	33.03
15.0	8.49
5.0	8.79
17.0	4.68
8.0	5.79
4.0	7.74
9.0	8.69
3.0	5.81

These results confirm the economic potential for this deposit, with mining scheduled to commence by June 2002.

Great Victoria Gold Mine

Work on the Lode 1 model has extended the depth of the mine to below historic mining activity. Drilling for the Lode 2 ore zone and similar structures commenced during the quarter. The significant results from Lode 1 from 200 metres and 260 metres below surface include:

Interval (m)	Grade (g/t Au)
5.0	7.52
5.0	5.41
5.0	8.28
2.0	16.38
2.0	14.87
3.0	13.61

Interpretation of regional geology identified additional near mine targets that could be accessed from existing mine development.

Preliminary studies suggest the potential to extend existing operations; these studies will be further refined and subject to final approvals in the December 2001 quarter.

Southern Cross Outlook

Resource development work will continue to focus on near mine extensions along strike or at depth. All existing operations continue to provide excellent potential for increases in reserves and resources.

SOUTHERN CROSS REGION – EXPLORATION

Hercules Prospect

Drilling is in progress at the Hercules Prospect, 10 kilometres south-east of Marvel Loch, to test primary mineralisation targets beneath the previously reported oxide **Inferred Resource of 2.6 million tonnes at 2.4g/t gold for 200,000 ounces**. These deeper, primary targets occur in a zone of structurally thickened massive sulphide and breccia units characterised by coincident magnetic and electro-magnetic geophysical anomalies. Results received so far indicate thick zones of low grade mineralisation, including **232 metres at 0.41g/t gold from 232 metres** and **157 metres at 0.33g/t gold from 180 metres**. The drilling is targeting potential high grade zones within the low grade mineralisation in a setting analogous to that at the Great Victoria Gold Mine, 1.5 kilometres to the south-east.

ADVANCED MINERALS OVERVIEW

Sons of Gwalia is the largest producer of tantalum in the world with approximately 75% of the Global Tantalum Reserve Base (source: US Geological Society, January 2001). The Company currently supplies approximately 30% of global demand, which will increase to in excess of 35%, following completion of the expansions at the Greenbushes and Wodgina mines, in the March 2002 quarter.

Following the well documented slow down in the global economy and the electronics sector, the tantalum market has slowed from its record highs of calendar 2000. Some inventory destocking has occurred and this has presented a short term reduction in overall demand. Despite this, pricing for tantalum powders, alloys and capacitors remains relatively stable. The non-electronic segments of the tantalum market are maintaining steady growth rates.

Sons of Gwalia's future tantalum sales are expected to be in line with the previously announced take or pay contract volumes and prices.

ADVANCED MINERALS PRODUCTION

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	Unit	13 weeks ending 31.12.00	13 weeks ending 31.03.01	13 weeks ending 30.06.01	13 weeks ending 30.09.01	Rolling Annual Result
Greenbushes Tantalum						
- Produced	Lbs Ta_2O_5	199,276	246,088	314,700	243,433	1,003,497
- Sold		166,020	228,990	382,599	200,544	978,153
Wodgina Tantalum						
- Produced	Lbs Ta_2O_5	160,133	148,106	233,491	179,702	721,432
- Sold		158,256	158,611	193,332	185,691	695,890
TOTAL TANTALUM PRODUCED		**359,409**	**394,194**	**548,191**	**423,135**	**1,724,929**
TOTAL TANTALUM SOLD		**324,276**	**387,601**	**575,931**	**386,235**	**1,674,043**
Tin						
- Produced	Tonnes	182	296	345	266	1,089
- Sold		265	225	234	261	985
Lithium / Spodumene						
- Produced	Tonnes	19,222	0	13,673	19,829	52,724
- Sold		34,350	12,211	27,082	20,836	94,479
Kaolin						
- Produced	Tonnes	0	12,474	0	0	12,474
- Sold		120	120	120	120	480
Kemerton Silica Sand[(a)]						
- Produced	Tonnes	91,689	104,702	122,135	126,029	444,555
- Sold		70,322	110,626	165,103	89,818	435,869
Murray Basin JV[(a)]						
Rutile Produced	Tonnes	-	-	5,900	3,443	9,343
Zircon Produced	Tonnes	-	-	1,300	847	2,147
TOTAL HM PRODUCED				**7,200**	**4,290**	**11,490**

(a) All figures are 100%.


GWALIA

ADVANCED MINERALS – PRODUCTION

Tantalum production and sales for the quarter, were in line with previously announced annual production and sales targets and fulfilled the Company's take or pay contracts. Tantalum production in the December quarter is likely to be affected to a limited extent by tie-in activities associated with the plant expansions at both mines. After taking into account all of these factors, the Company remains comfortably on schedule to deliver contracted sales volumes of approximately 2 million lbs Ta_2O_5 for the 2002 financial year.

Greenbushes Mine

Greenbushes produced **243,433 lbs** of Ta_2O_5, **266 tonnes** of tin and **19,829 tonnes** of lithium during the quarter. As indicated last quarter, tantalum production during the September quarter was lower than during the June quarter, as lithium production capacity was utilised for lithium production and stockpiles of intermediate tantalum products for reprocessing were exhausted.

Wodgina Mine

Wodgina produced **179,702 lbs** of Ta_2O_5 during the quarter with mine and process scheduling matched to sales commitments.

Kemerton Silica Sand (70%)

The Kemerton Silica Sand Mine produced a record **126,029 tonnes** for the quarter. The operation is running smoothly, with some minor additional production capacity over and above the current annualised production rate of 500,000 tpa. Sales for the year to date are in line with a 0.5 Mtpa production rate, but given signs of weakness in the Japanese and South East Asian economies, it is expected that sales in the second half of the financial year will slow.

Murray Basin Mineral Sands Joint Venture (50%)

During the quarter, Wemen produced **3,443 tonnes of rutile** and **847 tonnes of zircon**. In addition, 3,379 tonnes of rutile and 1,679 tonnes of zircon were accumulated in intermediate product inventories. Although the ramp-up to target production rates has been slower than anticipated, the operation has consistently met high quality product specifications with its final product deliveries. At present, production rates of rutile and zircon are 85% and 78% of target rates, respectively; although 30% of production is in the form of "work in progress" that requires final treatment to meet high quality product specifications.

A metallurgical and engineering study has identified suitable equipment and operating strategies to achieve target production rates. Production rates will gradually increase as improvements are progressively implemented, until the target production rates of 30,000 tpa rutile and 10,000 tpa zircon are achieved.

ADVANCED MINERALS – DEVELOPMENT

Greenbushes Mine

The Greenbushes expansion project remains within budget and on schedule for commissioning in the March 2002 quarter.

Process plant design and procurement activities are substantially complete, as are the infrastructure and utility upgrades. The new 22 kV power supply system is scheduled to come on line in November 2001. The upgraded crushing plant will be commissioned during October 2001.

The development of the underground decline, commenced in April, is on schedule, with a total of 571 metres of decline, 246 metres of horizontal lateral and 57 metres of vertical development completed as at the end of the quarter. Multiple headings have been established and will accelerate future development rates. The ventilation system and other key infrastructure items are substantially progressed and ahead of schedule.

Wodgina Mine

The Wodgina expansion project remains within budget and on schedule for commissioning in the March 2002 quarter.

Process plant design and procurement activities are substantially complete. During September, the new concentrate treatment area was successfully commissioned and is achieving design parameters. The new gas fired power station (8MW), the 85 km long gas supply lateral, the new Breccia borefield and the contract crushing plant are all on schedule to begin commissioning in early November 2001. The new accommodation camp is also complete.

The recent settlement of the Karriyarra Native Title Claim has enabled construction of the expansion of the tailings dam to begin.

Recent exploration activity has confirmed that the Wodgina orebody extends beyond the current southern pit boundary. Later this year, a drilling programme will be undertaken to define the extent of tantalum mineralisation to the south of the current boundaries of the orebody; further reserve increases are anticipated.

ADVANCED MINERALS – EXPLORATION

Murray Basin Exploration Joint Venture (Sons of Gwalia 50%)

Regional exploration drilling in the Ouyen Project in Victoria has identified four new strandlines, Apollo, Titan, Mercury and Galileo, 35 kilometres south-west of the Wemen Mineral Sands Mine. The strandlines have each been intersected on three regional traverses drilled 5 kilometres apart and therefore have minimum strike lengths of 10 kilometres. The strands are 90-340 metres wide; 4-14 metres thick and are overlain by 13-35 metres of overburden. Drilling results included:

Prospect	Interval (m)	Grade (% HM)	Depth (m)
Apollo	10.5	2.3	21.0
Apollo	9.0	2.0	22.5
Titan	7.5	8.0	19.5
Titan	7.5	5.9	16.5
Mercury	4.5	13.7	21.0
Mercury	6.0	11.5	25.5
Galileo	7.5	9.8	13.5
Galileo	6.0	14.6	21.0
Galileo	13.5	9.2	24.0
Galileo	10.5	6.9	34.5

The strandlines are open along strike and are located favourably to enable future incremental additions to the existing operations at Wemen. Step-out and infill drilling is planned to define the extent of the strandlines and provide sufficient information for resource estimates.

FINANCE OVERVIEW

FINANCE

As at 30 September 2001, the Company had cash and cash equivalent on hand of approximately A$60.3 million. The book value of the Company's US$120 million in bonds stood at A$246.3 million.

The acquisition of PacMin is now substantially complete. Since the September quarter end, the Company has drawn a portion of the A$220 million Acquisition Finance Facility to pay for the PacMin Convertible Preference Shares, Convertible Notes and other loans and expenses associated with the acquisition. These amounts, together with the remaining bank debt within PacMin, will be refinanced by the Company on a long term basis consistent with the Company's existing lending facilities.

Over the next six months, capital requirements for the Company's $100 million tantalum expansion project will lead to a reduction in cash on hand. As the plants at Greenbushes and Wodgina are scheduled for commissioning in the March 2002 quarter, the remaining portion of the capital expenditure will occur over the next 6 months.

 

GOLD HEDGE BOOK

As at 30 September 2001, the Company has approximately 3.4 million ounces of future gold production covered by various hedging contracts. The book extends from the 2001/02 financial year to 2008/09. A summary of the hedge position at 30 September 2001 is as follows:

Sons of Gwalia Gold Hedging Summary				
		A$ Contracts	US$ Contracts	Total
Put Options	oz	2,114,250	-	2,114,250
Convertible Put Options	oz	30,000	-	30,000
Forward Sales	oz	658,939	547,341	1,206,280
Average Hedged Price/oz		A$613	US$336	

The Company delivered all gold produced for the September 2001 quarter at an average A$623 per ounce. The average spot price during the quarter was A$534 per ounce.

In addition to the hedge book as tabled above, the Company has granted 627,710 ounces in calls and contingent calls. 552,610 ounces are denominated in A$, of which 171,600 ounces will only come into existence should the spot price exceed certain barriers at particular dates. The remaining 75,100 ounces are denominated in US$.

The current mark to market value of the Company's gold hedge and options book is negative $331 million. This mark to market was based on a spot price of A$554 (US$285.64 and A$/US$ exchange rate of 0.5160).

As previously disclosed, the combination of the Company's hedge book with that of PacMin results in an average realisable gold price of approximately A$585 per ounce. The Company is currently working through hedge book restructure initiatives to realise value and increased pricing from the combination of the hedge books of the respective companies.

A table of the Company's gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

GOLD FOREIGN EXCHANGE

As part of its gold hedging programme, the Company has sold forward US$35 million for delivery between September 2004 and December 2006 at an average rate of below 0.70.

US$79 million in contingent US$ call options were also outstanding at 30 September 2001. These contracts have been struck at an average rate of 0.71 with expiries between December 2001 and May 2005 and will not represent hedging commitments on the Company unless the A$/US$ exchange rate is below certain rates at particular dates.

ADVANCED MINERALS FOREIGN EXCHANGE

At 30 September 2001, the Company had hedged US$548 million through forward exchange contracts at an average rate of 0.69 with maturity dates between October 2001 and June 2007.

The Company has also sold US$312 million in US$ call options at 0.69 average that expire between October 2001 and September 2006.

US$313 million in contingent US$ call options were also outstanding at 30 September 2001. These contracts have been struck at an average rate of 0.72 with expiries between February 2002 and June 2006. These contracts do not represent hedging commitments for the Company unless the A$/US$ exchange rate is below certain rates at particular dates.

GOLD HEDGING SCHEDULE AT 30 SEPTEMBER 2001

	2001/02	2002/03	2003/04	2004/05	Balance	Total
Forward sales						
A$ denominated	92,280	59,000	0	119,000	388,659	658,939
ENRP	616	609	0	595	598	601
US$ denominated	24,000	24,000	62,600	109,400	327,341	547,341
ENRP	378	378	368	339	324	336
Put options purchased						
A$ denominated	209,250	294,000	341,000	187,000	1,083,000	2,114,250
ENRP	607	601	672	647	606	620
Convertible puts						
A$ denominated	0	0	0	0	30,000	30,000
ENRP	0	0	0	0	640	640
Calls sold						
A$ denominated	112,250	61,800	76,000	30,960	100,000	381,010
ENRP	533	525	525	540	575	542
US$ denominated	0	75,100	0	0	0	75,100
ENRP	0	324	0	0	0	324
Contingent calls sold						
A$ denominated	0	42,900	42,900	42,900	42,900	171,600
Strike	0	525	525	525	525	525
Trigger	0	540	540	540	540	540
Committed ounces - A$ hedging [1]	204,530	163,700	118,900	192,860	561,559	1,241,549
ENRP/Strike A$/oz	570	555	525	578	591	574
Committed ounces - US$ hedging [1]	24,000	99,100	62,600	109,400	327,341	622,441
ENRP/Strike US$/oz	378	337	368	339	324	335
Uncommitted - A$ hedging [2]	209,250	294,000	341,000	187,000	1,083,000	2,114,250
ENRP/Strike A$/oz	607	601	672	647	606	620
Total committed/uncommitted [3]	437,780	556,800	522,500	489,260	1,971,900	3,978,240

ENRP is after allowing for gold lease rates at an average of 1.73% on 2,812,678 ounces. Of the remaining hedges, 689,610 ounces are hedged at fully fixed gold lease rates and 475,952 ounces are hedged on an indexed lease rate basis.

260,000 ounces in 2003/04 and 2004/05 are subject to a variable price arrangement under which the price received will vary with the spot price at maturity. Based on the current spot of A$554, the Company would receive a price improvement of A$105 per ounce. The effect of this price improvement is included in the ENRP above.

1. Committed ounces comprise forward sales, variable price forwards, convertible puts and sold call positions.
2. Uncommitted hedging comprises puts.
3. The current mark-to-market value of the gold hedge book is negative A$331 million.
4. The current mark-to-market value of the gold foreign exchange hedge book is negative A$60 million.


GWALIA

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
M Cutifani	Managing Director
C J Lalor	Executive Director
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M H Adams	General Mgr, Gold Division
M D Bale	General Mgr, Advanced Minerals Division
C W Foley	General Mgr, Legal & Commercial
M J Langridge	General Mgr, Projects
J D Lilly	General Mgr, Business Improvement
L Mignacca	General Mgr, Accounting
D A Paull	General Mgr, Business Development
S T Pearce	Chief Financial Officer
M Russell	General Mgr, Technical Services
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 143,615,919 shares.

$6.625 Options	446,250
$8.470 Options	383,704

Major Shareholders

Commonwealth Bank of Australia
Cabot Corporation

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA

Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000

Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Registered and Principal Office

16 Parliament Place
West Perth WA 6005

Tel: (618) 9263 5555
Fax: (618) 9481 1271

Email: gwalia@sog.com.au
Website: www.sog.com.au

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr John Kalnejais, a full-time employee of the Company, at the time the Reserves and Resources were estimated, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

In the case of Murray Basin Titanium Pty Ltd, Ore Reserves and Resources are based on and accurately reflect, information compiled by Mr Ian Shackleton, a full-time employee of Murray Basin Titanium Pty Ltd who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years of experience in his field of activity.

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
Mark Cutifani – Managing Director
Chris Lalor – Executive Director, Legal & Commercial
David Paull – General Manager, Business Development
Carmen Kiggins – Manager, Investor Relations

This Report is also available on our website: www.sog.com.au

17.10.01

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000

Tel: (612) 9923 2446
Fax: (612) 9923 1130

Email: email@australiangold.org.au

MEDIA Release


GWALIA

17 October 2001

QUARTERLY REPORT FOR THREE MONTHS ENDED 30 SEPTEMBER 2001

TAKEOVER BID FOR PACMIN MOVES TO COMPULSORY ACQUISITION
GWALIA NOW +600,000OZSPA GOLD PRODUCER
FY 2002 TANTALUM SALES ON TARGET FOR 2 MILLION LBS

GOLD DIVISION EXPANDS

Sons of Gwalia Ltd, (the "Company"), said that it now holds 99% of PacMin and has moved to compulsory acquisition.

The Company said that the acquisition will result in an enhanced Gold Division, dominant positions in three gold producing regions and a long term production base of +600,000 ounces of gold per annum.

The Company reported gold production of **88,550 fine ounces** for the quarter, in line with annual production forecasts. Gold production will rise significantly in the December quarter following the acquisition with contributions from the Tarmoola and Carosue Dam mines.

ADVANCED MINERALS

Tantalum Production & Sales on target for 2 million lbs

The Company reported September quarter tantalum production and sales of **423,135 lbs** and **386,235 lbs** respectively. The Company remains comfortably on schedule to deliver previously disclosed, contracted sales volumes of approximately 2 million lbs Ta_2O_5 for the financial year.

The Company said that all of its sales have been delivered into its long term take or pay contracts and it is envisaged that future tantalum sales will be in line with previously announced take or pay contract volumes and prices.

Tantalum Expansion Projects within budget and on schedule

At the same time, the Company was pleased to report that the expansion projects at the Greenbushes and Wodgina mines remain within budget and on schedule for commissioning in the March 2002 quarter.

Following completion of the expansions, Sons of Gwalia will supply in excess of 35% of global tantalum raw materials.

Sons of Gwalia Ltd
PMB 16 West Perth Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

LAVERTON GOLD DEVELOPMENT STRATEGY

The Company is reviewing its development strategy for the Laverton region, taking into account the newly acquired Carosue project and satellite resources, such as Safari Bore, Old Plough Dam and the Deep South Prospect. Significant opportunities exist to integrate these resources utilising the existing plant and infrastructure associated with Carosue Dam.

SUMMARY AND OUTLOOK

The Executive Chairman, Mr Peter Lalor said: " The completion of the PacMin acquisition paves the way for a significant expansion of the Company's gold division which, when combined with the current expansion of the tantalum business, will result in increased revenues and earnings for the Company."

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
Carmen Kiggins, Manager – Investor Relations

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271